Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☒ Exhibit 8 is attached to and made a part of this Form NRSRO.

- The total number of credit analysts (including credit analyst supervisors).
- The total number of credit analyst supervisors.
- A general description of the minimum qualifications required of the credit analysts, including education level and work experience (if applicable, distinguish between junior, mid, and senior level credit analysts).
- A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience.

The total number of credit analysts* as of December 31, 2020:   1,560

The total number of credit analyst supervisors as of December 31, 2020:   122

* Defined for these purposes as those persons who are Analysts as defined in the Glossary of Terms included within Exhibit 2 to this Form NRSRO. The number shown includes credit analyst supervisors who are also credit analysts.

Qualifications for credit analysts are generally as follows and as to professional experience may vary by region:

	Junior Credit Analysts	**Mid- Level Credit Analysts**	**Senior Level Credit Analysts**
Preferred Minimum Education	BA or BS in business related field.	BA or BS in business related field. Advanced degree preferred.	BA or BS in business related field. Advanced degree preferred.
Preferred Minimum Experience/Skills	Typically 2 years or more of credit, analytical or related financial services experience preferred. For entry-level positions, in light of the nature and supervision of these positions, there is no additional minimum experience requirement.	Typically 3-5 years of credit, analytical or related financial services experience preferred.	Typically 7 or more years of credit, analytical or related financial services experience preferred.

Additional qualifications for credit analyst supervisors are generally as follows:

	Mid-Level Credit Analyst Supervisors	**Senior-Level Credit Analyst Supervisors**
Preferred Minimum Education	BA or BS in business related field. Advanced degree preferred.	BA or BS in business related field. Advanced degree preferred.
Preferred Minimum Experience/Skills	Typically 7 or more years of credit, analytical or related financial services experience.	Typically 10 or more years of credit, analytical or related financial services experience, including prior experience in an Analytical Manager or equivalent role.

The following documents attached below further describe the analytical education policy with respect to credit analysts:

Note: Capitalized terms used but not defined in the document below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1. **Sufficient Resources (23 May 2016)**
2. **Standards of Training, Experience and Competence (23 May 2016)**

S&P Global
Ratings

Policy: Sufficient Resources
Date: 23 May 2016

Policy Statement

S&P Global Ratings is committed to issuing Credit Ratings of the highest quality. Consistent with this core value, S&P Global Ratings has established standards for training, experience and competence, which are described in the Standards for Training, Experience and Competence policy.

S&P Global Ratings has also established additional requirements designed to ensure it only issues and maintains Credit Ratings for which it has sufficient resources with appropriate knowledge and experience.

In addition, Analysts or other S&P Global Ratings Employees will comply with all applicable licensing, registration, or similar requirements in the jurisdictions in which they operate.

S&P Global
Ratings

Policy: Standards of Training, Experience and Competence
Date: 23 May 2016

Policy Statement

S&P Global Ratings is committed to the highest standards of analytical excellence. Consistent with this core value, regulatory requirements, and S&P Global Ratings' goal of issuing high-quality Credit Ratings, S&P Global Ratings has established standards of training, experience and competence for all Employees who participate in determining Credit Ratings.

The standards of training and competence, which apply to Employees who participate in the determination of Credit Ratings and certain other Employees, consist of required training and periodic testing elements.

As to standards of experience, S&P Global Ratings has established work experience standards associated with certain roles, including those that entail participating in the determination of Credit Ratings.

In establishing these standards of training, experience and competence applicable to an Employee, S&P Global Ratings has considered an Employee's role and responsibilities.